UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Wallbox N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N94209108
(CUSIP Number)

c/o Infisol 3000, S.L. Josep Irla i Bosch, 1-3 4ª planta Barcelona, Spain 08034 COPY TO: Christopher J. Voss c/o K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Infisol 3000, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,240,274, except that Mesrrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER
See response to row 7.

	9	SOLE DISPOSITIVE POWER
13,240,274, except that Mesrrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,240,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Calculated based on 160,990,548 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS
Juan Manuel Soler Pujol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Juan Manuel Soler Pujol, President and a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Juan Manuel Soler Pujol, President and a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,240,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Calculated based on 160,990,548 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS
Lluis Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Lluis Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Lluis Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,240,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3 Calculated based on 160,990,548 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS
Daniel Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Daniel Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Daniel Soler Masferrer, a member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,240,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

4 Calculated based on 160,990,548 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS
Pol Soler Masferrer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Pol Soler Masferrer, a director of the Issuer and member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,240,274, all of which are owned directly by Infisol, 3000 S.L. Pol Soler Masferrer, a director of the Issuer and member of the board of directors of Infisol 3000, S.L., may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,240,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

5 Calculated based on 160,990,548 Class A ordinary shares, nominal value €0.12 per share of Wallbox N.V. outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

Item 1.  Security and Issuer.
This Schedule 13D relates to the Class A ordinary shares, €0.12 nominal value per share (the “Ordinary Shares”), of Wallbox N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (the “Issuer”). The principal executive offices of the Issuer are located at Carrer del Foc, 68, Barcelona, Spain 08038.
Item 2.  Identity and Background.
(a)
The persons and entities filing this Schedule 13D are Infisol 3000, S.L., Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer (each a “Reporting Person,” and together the “Reporting Persons”).

(b)	The address of the principal place of business for each of the Reporting Persons is c/o Infisol 3000, S.L., Josep Irla i Bosch, 1-3 4ª planta, Barcelona, Spain 08034.
(c)
The principal business of Infisol 3000, S.L. is the equity investment business. The principal occupation of Juan Manuel Soler Pujol is the president of Infisol 3000, S.L. The principal occupation of Mr. Lluis Soler Masferrer is executive officer of Infisol 3000, S.L. and executive of an automotive dealership company. The principal occupation of Daniel Soler Masferrer is an architect. The principal occupation of Pol Soler Masferrer is executive officer of Infisol 3000, S.L. and executive of an automotive dealership company. Pol Soler Masferrer is also a member of the board of directors of the Issuer.

(d)	During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Infisol 3000, S.L. is a limited liability company (sociedad limitada) organized under the laws of Spain. Each of Messrs. Juan Manuel Soler Pujol, Lluis Soler Masferrer, Daniel Soler Masferrer and Pol Soler Masferrer are Spanish citizens.

Item 3.  Source or Amount of Funds or Other Consideration.
Prior to the registration of the Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended, Infisol 3000, S.L. acquired 53,748 Ordinary Shares of Wallbox Chargers, S.L. (now a subsidiary of the Issuer) for investment purposes.
The Reporting Persons acquired most of their shareholdings in the Issuer upon the completion of a share exchange between the Issuer and Wallbox Chargers, S.L., whereby Infisol 3000, S.L. received 12,952,774 Ordinary Shares in exchange for its 53,748 shares of Wallbox Chargers, S.L. The balance of the Reporting Persons’ holdings (287,500 Ordinary Shares) were acquired through a Subscription Agreement, dated September 29, 2021, between Infisol 3000, S.L. and the Issuer.
The source of the funds for all purchases and acquisitions by the Reporting Persons was the working capital of Infisol 3000, S.L. No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring any of the Ordinary Shares discussed in this Item 3.
Item 4.  Purpose of Transaction.
The Reporting Persons believe that the Ordinary Shares are an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase or sale of such Ordinary Shares desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership.
Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the following:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.
The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with the management of the Issuer, as well as with other shareholders and potential shareholders of the Issuer, concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its Ordinary Shares of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Pol Soler Masferrer serves on the board of directors of the Issuer. As a director of the Issuer, Pol Soler Masferrer may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.
Item 5.  Interest in Securities of the Issuer.
(a)
Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 of the Cover Page for each Reporting Person is based on 160,990,548 Ordinary Shares outstanding at October 26, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 12, 2021.

(b)
Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
(c)	No Reporting Person has effected any transaction in the securities of the Issuer during the past 60 days.
(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Registration Rights and Lock-Up Agreement
The Issuer and Infisol 3000, S.L. (along with the other parties thereto) entered into a Registration Rights and Lock-Up Agreement (“the Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities held by the Holders (as defined in the Registration Rights Agreement). In addition, certain securities held by the Infisol 3000, S.L. will be locked-up for one year following the Closing (as defined in the Registration Rights Agreement) subject to earlier release if (i) the reported last sale price of Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property. After 180 days following the Closing, Infisol 3000, S.L. and the other Holders will have the right to transfer securities to the extent required to cover tax obligations of such Holder or its direct and indirect shareholders. Such Registration Rights Agreement is more fully described in the Issuer’s registration statement on Form F-1 (File No. 333-260652) filed with the Securities and Exchange Commission on November 1, 2021, and was filed as Exhibit 10.4 thereto.
Item 7.  Material to Be Filed as Exhibits.
The following documents are filed as Exhibits to this statement.
Exhibit	Description
A	Agreement of Joint Filing
B	Registration Rights and Lock-Up Agreement dated November 1, 2021, filed as Exhibit 10.4 to the Issuer’s registration statement on Form F-1 (File No. 333-260652) is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

INFISOL 3000, S.L.

By:	/s/ Juan Manuel Soler Pujol
Name: Juan Manuel Soler Pujol
Title: President

/s/ Juan Manuel Soler Pujol
Juan Manuel Soler Pujol

/s/ Lluis Soler Masferrer
Lluis Soler Masferrer

/s/ Daniel Soler Masferrer
Daniel Soler Masferrer

/s/ Pol Soler Masferrer
Pol Soler Masferrer